Exhibit 1

Gentium S.p.A.

Share Capital Euro 14,956,317

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386 – Tax code and VAT number no. 02098100130

CALL OF THE ORDINARY SHAREHOLDERS’ MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next ordinary shareholders’ meeting and extraordinary shareholders’ meeting of the Company, to be held, at the time indicated below, with the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, Como, Italy, on April 26, 2010, in first call, and, if necessary, on April 30, 2010, at the same place and time, in second call, in order to discuss and resolve upon the following:

Agenda

Ordinary Shareholders’ Meeting (10:00 a.m. – CET)

1.	Approve the 2009 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.

2.	Set the number of directors of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2010/2011 term.

3.	Approve director compensation.

4.
Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for the fiscal year 2010 with respect to the Company’s U.S. GAAP Financial Statements and for the term ending at the Company’s Annual Ordinary Shareholder’ Meeting for the approval of the Italian GAAP financial statements as of December 31, 2012 with respect to the Company’s Italian GAAP Financial Statements, and approve compensation for such auditor.

5.	Approve the amendment of the Company’s 2007 Stock Option Plan.

Extraordinary Shareholders’ Meeting (11:00 a.m. – CET)

1.	To amend the previous resolution of the Extraordinary Shareholders’ Meeting held on April 27, 2007.

2.
To increase the capital of the Company in cash by a maximum amount of €2,200,000 for the issuance of stock options to purchase a maximum of 2,200,000 ordinary shares of the Company (without a par value) to the Company’s employees, directors and consultants pursuant to the Company’s 2007 Stock Option Plan.

3.	To amend and update Article 6 of the Company’s bylaws.

The shareholders may attend the Shareholders’ Meetings if they are provided with the relevant authentications by the authorized intermediary, pursuant to article 85 of the Legislative Decree no. 58 of 1998 and article 34 of the CONSOB resolution no. 11768 of December 23, 1998.  Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 5, 2010 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York.

The documents relating to the Shareholders’ Meetings will be deposited at the registered office of the Company according to the law.

Villa Guardia (Como), March 16, 2010

The Chairperson of the Board of Directors (Dr. Khalid Islam)